Exhibit 99(a)(1)(D)

FS INVESTMENT CORPORATION III

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

February 19, 2019

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation III (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the price at which Shares are issued pursuant to the Company’s distribution reinvestment plan on March 29, 2019 (the “Purchase Price”). The Purchase Price (and the price at which Shares will be issued pursuant to the Company’s distribution reinvestment plan) will be determined by the Company’s board of directors (the “Board”) or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per Share (the “NAV Per Share”) of the Company’s common stock (as determined in good faith by the Board or a committee thereof, in its sole discretion) immediately prior to March 29, 2019 and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The most recent price at which Shares were issued pursuant to the Company’s distribution reinvestment plan on January 31, 2019 was $7.75 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before February 26, 2019 and end at 4:00 P.M., Eastern Time, on March 27, 2019. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 1, 2019.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 7,225,498 Shares (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2018), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on March 27, 2019.

For delivery by registered, regular, certified or express
mail, by overnight courier or by personal delivery:
FS Investment Corporation III
c/o Broadridge Corporate Issuers Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer
FS Investment Corporation III